UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis Puerto Rico Savings Plan

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

sanofi-aventis Puerto Rico Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Pension Committee of the sanofi-aventis Puerto Rico Savings Plan

We have audited the accompanying statements of net assets available for benefits of the sanofi-aventis Puerto Rico Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Iselin, New Jersey
June 26, 2009

sanofi-aventis Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments at fair value:
Investment in Master Trust	$6,056,605	$5,666,574
Mutual funds	6,164,946	8,236,951
Common and commingled trusts	115,685	535,318
Participant loans	847,041	755,935
	13,184,277	15,194,778

Income receivable	12,583	10,308
Contributions receivable — employee	33,389	98,138
Contributions receivable — employer	110,600	89,403
	156,572	197,849
Total assets	13,340,849	15,392,627

Liabilities
Accrued expenses	527	493
Net assets available for benefits, at fair value	13,340,322	15,392,134

Adjustment from fair value to contract value for fully benefit responsive investment contracts	65,144	4,400
Net assets available for benefits	$13,405,466	$15,396,534

See accompanying notes.

sanofi-aventis Puerto Rico Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Contributions:
Employee	$572,880	$581,744
Employer	710,525	679,134
Investment income (loss)
Interest and dividends	388,742	416,025
Net (depreciation) appreciation in fair value of investments	(3,613,984)	91,508
Net investment income from Master Trust	36,861	238,001
Transfer from other plans	252,200	541,000
	(1,652,776)	2,547,412

Distributions	332,109	954,287
Fees and administrative expenses	6,183	5,996
	338,292	960,283
(Decrease) increase in net assets available for benefits	(1,991,068)	1,587,129

Net assets available for benefits at beginning of year	15,396,534	13,809,405
Net assets available for benefits at end of year	$13,405,466	$15,396,534

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2008

1. Summary of Significant Plan Provisions

The following description of the sanofi-aventis Puerto Rico Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a contribution plan that covers substantially all the employees of sanofi-aventis Puerto Rico Inc. as they meet the prescribed eligibility requirements. All employees are eligible to participate in the Plan beginning on the first day of employment. Sanofi-aventis U.S. LLC (the Company) is the sponsor of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Master Trust

Effective January 1, 2008, sanofi-aventis U.S. LLC, sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company (the Trustee) entered into an amended and restated Master Trust Agreement (the Master Trust) to serve as a funding vehicle for certain commingled assets of the Plan and the sanofi-aventis Puerto Rico Savings Plan (the Puerto Rico Savings Plan).  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Puerto Rico Savings Plan. The investments included in the Master Trust are mutual funds, separate accounts (accounts established by the Trustee solely for use by the participating plans), company stock, and guaranteed insurance contracts. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 5).

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Trustee and Recordkeeper

Banco Popular is the Plan’s titular trustee (the Trustee).  T Rowe Price Trust Company is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (see Note 8).

Plan Administration

The sanofi-aventis U.S. Administrative Committee (the Committee), as appointed by the Company’s Pension Committee, is responsible for the general administration of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled upon leaving the Company is the benefit that can be provided from the participant’s account.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 10% of their eligible pay for both 2008 and 2007 in whole percentages (up to the allowable annual maximum – $8,000 for both 2008 and 2007) on a pre-tax basis, pursuant to the Puerto Rico Internal Revenue Code Section 1165(e).  Employees of 50 or older may make a catch-up contribution of up to $1,000 for 2008 and 2007.  After-tax contributions of up to 10% are also available.

The Company provides a matching contribution based upon a participant’s years of service and the total amount of their pre-tax, after-tax, and catch-up contributions.  The Company match contribution is up to a maximum of 6% of eligible compensation in 3 tiers according to service years shown in the table below:

Years of Service	Company Match of Employee Contribution
0 - 2	100%
3 - 6	125%
7 or more	150%

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

Years of services are adjusted in January and July of each year.  There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the employer contribution is limited to the maximum deductible for Puerto Rico income tax purposes.  The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Upon plan enrollment, a participant may direct employee contributions into any of the Plan’s fund options. Participants may change their investment options at any time.

Vesting

Participants are always 100% vested in their pre-tax, catch up and after-tax contribution accounts (contributions and related earnings). Employees as of December 31, 2005 are 100% vested in their company matching contribution account (contribution and related earnings). Employees hired on or after January 1, 2006 are 100% vested in their company matching contribution account after three years of service.

Distributions

Plan participants who leave as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years. If a participant dies, the participant’s designated beneficiary will receive the payments.

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also roll over IRA distributions (excluding minimum required distributions and nondeductible contributions).

Participant Loans

Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

rate commensurate with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 5% to 9.25%. Loan balances are payable in semimonthly installments generally over a term of up to five years. Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expenses

All expenses incidental to the maintenance and administration of the Plan are paid by the Trust, unless they are paid by the Company.

Transfers from/To Other Plans

The Plan allows transfers from other plans within the Plan sponsor. For years ended December 31, 2008 and 2007, the transfers from U.S. Savings Plan to the Plan were $252,200 and $541,000, respectively.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1)

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1) (continued)

Investment Valuation and Income Recognition (continued)

The Plan’s investments in mutual funds, common and commingled trusts are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which are not materially different from fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 4). The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is $434,639 and zero at December 31, 2008 and 2007, respectively.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.27% and 4.84% and the average yield was 3.68% and 3.77% during 2008 and 2007, respectively. The Plan’s interest in the GICs within the Master Trust was approximately 1% and 2% at December 31, 2008 and 2007, respectively.

Benefit Payments

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurement Subject to FASB Statement No. 157

Financial Accounting Standards Board (FASB) No. 157, Fair Value Measurements (FASB Statement No. 157), established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation technique used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1                                                          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                          Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurement Subject to FASB Statement No. 157 (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Cash: Valued at cost, which approximates fair value of the shares held by the Plan at year end.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer (See Note 2 of the Stable Value fund).

Separate account: Valued at the net asset value (“NAV”) of shares held by the plan at year end for the underlying securities held in all of the Trust’s separate accounts.

Company stock: Valued at the net asset value (“NAV”) of shares held by the plan at year end for the underlying security held in all of the Trust’s separate accounts.

Common & commingled trusts: Valued at the net asset value (“NAV”) of shares held by the plan at year end for the underlying securities held in all of the Trust’s commingled accounts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurement Subject to FASB Statement No. 157 (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$6,164,946			$6,164,946
Common & commingled trusts		$115,685		$115,685
Participant loans			$847,041	$847,041
Total assets at fair value	$6,164,946	$115,685	$847,041	$7,127,672

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant loans
Balance, beginning of year	$755,935
New loans, repayments and maturities (net)	91,106
Balance, end of year	$847,041

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

4. Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits:

	December 31
	2008	2007
Master Trust
sanofi-aventis US Savings Trust	$6,056,605	$5,666,574

Mutual Funds
Retirement 2020	1,567,687	2,219,946
Retirement 2025	1,019,258	1,529,783
Retirement 2030	894,940	1,338,513
Retirement 2035	648,667	*

* Asset balances did not represent 5% or more of the net assets available for benefits.

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year Ended December 31
	2008	2007
Mutual funds	$(3,526,829)	$51,761
Common and commingled trusts	(87,155)	39,747
	$(3,613,984)	$91,508

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

5. Master Trust

At December 31, 2008 and 2007, the Plan’s interest in the Master Trust was approximately 1.3% and 1.5%, respectively.

The following table presents the fair value of investments held in the Master Trust:

	December 31
	2008	2007
Investments
Investments at fair value:
Mutual funds	$23,996,183	$18,162,160
Separate accounts	60,974,304	—
Company stock	66,155,567	89,331,243
Guaranteed insurance contract	316,829,113	269,676,092
Total assets	$467,955,167	$377,169,495

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,097,610	261,341
	$472,052,777	$377,430,836

The following table presents the investment income (loss) for the Master Trust:

	Year Ended December 31
	2008	2007
Dividends	$2,458,806	$2,005,419
Interests	14,090,787	13,426,725
Net depreciation in fair value of common stock and mutual funds	(27,282,562)	(1,604,066)
	$(10,732,969)	$13,828,078

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

5. Master Trust (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual fund	$23,996,183			$23,996,183
Separate accounts		$60,974,304		$60,974,304
Company stock	66,155,567			$66,155,567
Guaranteed insurance contract		292,958,497	$23,870,616	$316,829,113
Total assets at fair value	$90,151,750	$353,932,801	$23,870,616	$467,955,167

The table below sets forth a summary of changes in the fair value of the Master Trust level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Guaranteed Investment Contract
Balance, beginning of year	$46,445,095
Realized gain	972,681
Unrealized gain relating to instruments still held at the reporting date	112,674
Purchase, sales, issuances and settlements (net)	(23,659,835)
Balance, end of year	$23,870,616

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 5, 2005, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code (the “PR Code”) and therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the PR Code to maintain its qualification.  Subsequent to this determination by the Puerto Rico Treasury Department, the Plan has been amended and restated.  A new tax determination letter will be requested from the Puerto Rico Treasury Department.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code.  The Plan administrator is not aware of any activity or transaction that may adversely affect the qualification status of the Plan. Therefore, no provision for income taxes has been made.

7. Reconciliation of Financial Statements to Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements at fair value	$13,405,466	$15,396,534
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(65,144)	(4,400)
Net assets available for benefits, at fair value per Form 5500	$13,340,322	$15,392,134

sanofi-aventis Puerto Rico Savings Plan

Notes to Financial Statements (continued)

8. Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan. T. Rowe Price Retirement Service Plan Service Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PRCode.

Supplemental Schedule

EIN: #66-0402300
Plan: #001

sanofi-aventis Puerto Rico Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

	(b) Identity of Issue, Borrower,	( c) Description of	(d)	(e) Current
(a)	Lessor, or Similar Party	Investment	Cost	Value

	Mutual Funds
*	AF Growth of America	Mutual fund 13,566 shares	**	$277,298
*	PIMCO Total Return Fund	Mutual fund 28,664 shares	**	290,650
*	Retirement 2010	Mutual fund 17,287 shares	**	193,786
*	Retirement 2015	Mutual fund 54,521 shares	**	452,526
*	Retirement 2020	Mutual fund 141,106 shares	**	1,567,687
*	Retirement 2025	Mutual fund 128,370 shares	**	1,019,258
*	Retirement 2030	Mutual fund 80,192 shares	**	894,940
*	Retirement 2035	Mutual fund 83,269 shares	**	648,667
*	Retirement 2040	Mutual fund 20,834 shares	**	230,843
*	Retirement 2045	Mutual fund 2,994 shares	**	22,095
	Retirement 2050	Mutual fund 12 shares	**	72
*	Retirement Income Fund	Mutual fund 6,429 shares	**	66,350
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund 7,902 shares	**	154,242
*	Vanguard Inst Index Fund	Mutual fund 1,819 shares	**	150,176
*	Vanguard Mid-Cap Index, Inst	Mutual fund 7,106 shares	**	83,990
*	Vanguard Windsor II Admiral	Mutual fund 3,313 shares	**	112,368
	Total Mutual Funds			$6,164,946

	Common and Commingled Trusts
*	Wellington Management Large-Cap Research Fund	Mutual fund 17,189 shares	**	$115,685
	Total Common and Commingled Trusts			$115,685

	Loans
*	Participant loans	Participant loans interest rates ranging from 5% to 9.25%	**	$847,041

*                 Indicates party-in-interest to the Plan.

**          As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI-AVENTIS PUERTO RICO SAVINGS PLAN

Date:	June 26, 2009	By:	/s/ Liz Donnelly

Liz Donnelly, for the Retirement Plan Administrative Committee, Plan Administrator

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm